EXHIBIT 6
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                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of DSL.net, Inc. ("DSL.net") consists of 800,000,000 shares of common stock with a par value of $.0005 per share, and 20,000,000 shares of preferred stock with a par value of $.001 per share.

COMMON STOCK

     As of July 29, 2004, there were 233,617,317 shares of DSL.net common stock outstanding and held of record by 612 stockholders.

     Subject to the rights of the holders of any outstanding shares of preferred stock, holders of common stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders. Holders of common stock may not take any action by written consent in lieu of a stockholders meeting. Holders of common stock are entitled to receive ratably such lawful dividends as may be declared by the board of directors of DSL.net. However, these dividends are subject to preferences that may be applicable to the holders of any outstanding shares of preferred stock. In the event of a liquidation, dissolution or winding up of the affairs of DSL.net, whether voluntary or involuntary, the holders of common stock will be entitled to receive pro rata all of the remaining assets of DSL.net available for distribution to the company's stockholders. Any such pro rata distribution would be subject to the rights of the holders of any outstanding shares of preferred stock. The common stock has no preemptive, redemption, conversion or subscription rights. The rights, powers, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of the Series Z preferred stock or any other series of preferred stock that DSL.net may designate and issue in the future.

PREFERRED STOCK

     Of the 20,000,000 authorized shares of preferred stock, 20,000 shares have been designated as Series X preferred stock, 15,000 shares have been designated as Series Y preferred stock, 14,000 have been designated as Series Z preferred stock and 19,951,000 shares remain undesignated. As of July 29, 2004, no shares of Series X preferred stock were outstanding, no shares of Series Y preferred stock were outstanding, and 14,000 shares of Series Z preferred stock were outstanding and held of record by four stockholders. DSL.net may not reissue shares of Series X and Series Y preferred stock.

     The DSL.net board of directors is authorized, subject to any limitations prescribed by Delaware law, without further stockholder approval, to issue from time to time up to an additional 19,951,000 shares of preferred stock, in one or more series. The DSL.net board of directors is also authorized, subject to the limitations prescribed by Delaware law, to establish
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the number of shares to be included in each series and to fix the voting powers, preferences, qualifications and special or relative rights or privileges of each series. The DSL.net board of directors is authorized to issue preferred stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of common stock.

     DSL.net has no current commitments to issue any preferred stock. The issuance of preferred stock or of rights to purchase preferred stock, however, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a controlling interest in DSL.net.

     SERIES Z PREFERRED STOCK. The following is a summary of the rights, powers, preferences and privileges of the Series Z preferred stock.

     DSL.net may not declare, pay or set aside any cash dividends on shares of its common stock unless it simultaneously declares, pays or sets aside, respectively, a cash dividend on each outstanding share of Series Z preferred stock in an amount equal to the dividend so payable with respect to one share of common stock.

     In the event of the liquidation, dissolution or winding up of DSL.net, the holders of Series Z preferred stock are entitled to $1,120 per share, subject to reduction as described below. Remaining assets, if any, shall be distributed to the holders of common stock and any other class or series of DSL.net capital stock (whenever designated or created) in accordance with the terms of such class or series of capital stock. With respect to the Series Z preferred stock, a change of control effected by an acquisition, merger or consolidation which results in a majority ownership change, or the sale of all or substantially all of the assets, of DSL.net shall be deemed to be a liquidation of DSL.net for such series of preferred stock, if such transaction has been approved in advance by the DSL.net board of directors.

     The amount payable per share of Series Z preferred stock upon the liquidation, winding up or dissolution of DSL.net shall be reduced to $620 per share if, before its liquidation, winding up or dissolution:

     o DSL.net is the subject of a voluntary or involuntary petition under any provision of the U.S. Bankruptcy Code or any other federal or state statute relating to bankruptcy, insolvency or reorganization or relief of debtors, or is seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for the Corporation or any substantial portion of its property,

     o DSL.net sells all or substantially all of its assets in or pursuant to such a proceeding (other than in a transaction or series of related transactions in which the business of DSL.net is acquired by a third party as a business), and

     o The initial holders of shares of Series Z preferred stock have sold, distributed, transferred or otherwise disposed of more than 39 million, but less than 58 million,
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          shares of the shares of DSL.net's common stock issued to them in connection with the company's recapitalization accomplished on July 22, 2004.

     The amount payable per share of Series Z preferred stock upon the liquidation, winding up or dissolution of DSL.net shall automatically be reduced to $0.00 per share on the earlier of July 18, 2008 or the first to occur of any of the following events:

     o Before its liquidation, winding up or dissolution, (i) DSL.net is the subject of a voluntary or involuntary petition under any provision of the U.S. Bankruptcy Code or any other federal or state statute relating to bankruptcy, insolvency or reorganization or relief of debtors, or is seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for the Corporation or any substantial portion of its property, (ii) DSL.net sells all or substantially all of its assets in or pursuant to such a proceeding, and (iii) the initial holders of Series Z preferred stock have sold, distributed, transferred or otherwise disposed of more than 58 million shares of the shares of DSL.net's common stock issued to them in connection with the company's recapitalization accomplished on July 22, 2004; or

     o At any time after July 22, 2004, the beneficial owners of outstanding shares of Series Z preferred stock collectively beneficially own outstanding shares of capital stock (excluding all shares of capital stock issuable upon the exercise, conversion or exchange of all exercisable, convertible or exchangeable securities) of DSL.net representing more than 50% of the aggregate voting power of the then outstanding shares of DSL.net's capital stock (excluding all shares of capital stock issuable upon the exercise, conversion or exchange of all exercisable, convertible or exchangeable securities); or

     o The closing sale price (or, if not available, the average of the closing bid and sale prices) of DSL.net's common stock as listed on its applicable trading market has exceeded $1.50 per share for a period of 45 consecutive trading days, excluding from this calculation any trading days after the public announcement of a transaction or series of related transactions that (if consummated) would effect a change of control by an acquisition, merger or consolidation which results in a majority ownership change, or the sale of all or substantially all of the assets, of DSL.net and before consummation or termination of such proposed transaction or series of related transactions.

     Each share of Series Z preferred stock has the right to one vote per share and, except as otherwise provided in DSL.net's certificate of incorporation or required by law, votes together with all other classes and series of capital stock of DSL.net as a single class on all actions to be taken by the DSL.net stockholders. The holders of Series Z preferred stock may act by written consent.

     The Series Z preferred stock has no preemptive, redemption, conversion or subscription rights.
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WARRANTS

     As of July 29, 2004, DSL.net had outstanding warrants to purchase an aggregate of 171,747,621 shares of common stock.

     On December 27, 2002 and March 26, 2003, DSL.net issued warrants to purchase an aggregate of 12,950,000 shares of DSL.net's common stock to VantagePoint Venture Partners 1996, L.P., VantagePoint Communications Partners, L.P., VantagePoint Venture Partners III, L.P. and VantagePoint Venture Partners III (Q), L.P. (collectively, the "VantagePoint Entities") and certain entities affiliated with Columbia Capital at an exercise price of $0.50 per share, that are exercisable, in whole or in part, at any time or from time to time, until December 27, 2012 and March 26, 2013, respectively. These warrants contain certain protections against dilution resulting from stock splits, stock dividends and the consolidation or merger of DSL.net with or into another person or sale of all or substantially all of the company's assets. As of July 29, 2004, of these warrants, warrants to purchase an aggregate of 11,591,975 shares of common stock remained outstanding.

     In addition, on August 12, 2003, DSL.net issued a warrant to purchase an aggregate of 12,950,000 shares of DSL.net's common stock to Deutsche Bank AG London acting through DB Advisors LLC, as investment advisor, at an exercise price of $0.38 per share. This warrant is currently exercisable, in whole or in part, at any time or from time to time until July 18, 2006. DSL.net issued additional warrants to purchase an aggregate of 144,944,737 shares of its common stock at an exercise price of $0.38 per share to Deutsche Bank AG London acting through DB Advisors LLC, as investment advisor (105,471,053 shares), and to the VantagePoint Entities (39,473,684 shares) on or about December 9, 2003. These warrants are immediately exercisable, in whole or in part, at any time until July 18, 2006. Each of these warrants contain certain protections against dilution resulting from dilutive issuances, stock splits, stock dividends and the consolidation or merger of DSL.net with or into another person or sale of all or substantially all of the company's assets. As of July 29, 2004, all of these remained outstanding.

     Finally, in connection with DSL.net's note and warrant financing of July 2003 and a letter agreement dated March 5, 2003 between DSL.net and VantagePoint Venture Partners III (Q), L.P., in December 2003, DSL.net issued to VantagePoint Venture Partners III (Q), L.P. additional warrants with a three-year life, to purchase 2,260,909 shares of its common stock at a per share price of $0.4423. This warrant is currently exercisable and expires on July 16, 2006. As of July 29, 2004, all of these remained outstanding.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DSL.NET'S CERTIFICATE OF INCORPORATION AND BY-LAWS AND DELAWARE GENERAL CORPORATE LAW

     DSL.net's certificate of incorporation and by-laws and the Delaware General Corporation Law contain certain provisions that could be deemed to have anti-takeover effects. These provisions could discourage, delay or prevent a change in control of DSL.net or an acquisition of DSL.net at a price that many stockholders may find attractive. The existence of these provisions
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could limit the price that investors might be willing to pay in the future for shares of DSL.net's common stock.

     CERTIFICATE OF INCORPORATION AND BY-LAWS. DSL.net's certificate of incorporation provides that the board of directors will be divided into three classes as nearly equal in size as possible with staggered three-year terms. Further, DSL.net's certificate of incorporation provides that any director may be removed, but only for cause, by the vote of the holders of at least 75% of the shares entitled to vote for the election of directors. These provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of DSL.net.

     DSL.net's by-laws provide that, except as otherwise provided by law or the company's certificate of incorporation, newly created directorships resulting from an increase in the authorized number of directors or vacancies on DSL.net's board of directors may be filled only by:

     o a majority of the directors then in office, even if less than a quorum is then in office; or

     o    the sole remaining director.

These provisions prevent a stockholder from enlarging DSL.net's board of directors and filling the new directorships with such stockholder's own nominees without the approval of the DSL.net board of directors.

     These provisions of DSL.net's certificate of incorporation and by-laws may have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of DSL.net, or of attempting to change the composition or policies of DSL.net's board of directors, even though such actions might be beneficial to DSL.net or its stockholders.

     DSL.net's by-laws provide that, unless otherwise prescribed by law or DSL.net's certificate of incorporation, only a majority of the company's board of directors, the Chairman of the board of directors or the President is able to call a special meeting of stockholders. The certificate of incorporation of DSL.net provides that, unless otherwise prescribed by law, holders of the company's common stock may only take action at a duly called and convened annual or special meeting of stockholders. Holders of Series Z preferred stock may act by written consent in lieu of a meeting when voting or acting as a separate class or series. These provisions, taken together, prevent holders of common stock from forcing consideration by the stockholders of stockholder proposals over the opposition of DSL.net's board of directors, except at an annual meeting.

     DSL.net's by-laws also establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or to bring other business before an annual meeting of the company's stockholders. Under the notice procedure, notice of stockholder nominations or proposals to be made at an annual meeting or a special meeting in lieu of an
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annual meeting generally must be received by DSL.net not less than 120 days nor more than 150 days prior to the first anniversary of the date of the proxy statement delivered to the stockholders in connection with the preceding year's annual meeting. However, if the number of directors to be elected to DSL.net's board of directors is increased and there is no public announcement by the company naming all of the nominees for director or specifying the size of the increased board of directors at least 120 days prior to the first anniversary of the preceding year's annual meeting, then notice must be received not later than the 10th day following the day such public disclosure was made. The notice will be timely only with respect to any director nominees for any position caused by the increase in DSL.net's board of directors. Notice of stockholder nominations or proposals to be made at a special meeting called by DSL.net's board of directors for the purpose of electing one or more directors (other than a special meeting in lieu of an annual meeting), must be received not earlier than the 90th day prior to such special meeting nor later than the close of business on the 60th day prior to such special meeting or, if later, the 10th day following the day such public disclosure was made. These notices must contain certain prescribed information.

     The notice procedure affords DSL.net's board of directors an opportunity to consider the qualifications of proposed director nominees or the merit of stockholder proposals, and, to the extent deemed appropriate by the company's board of directors, to inform stockholders about such matters. The notice procedure also provides a more orderly procedure for conducting meetings of stockholders. The by-laws of DSL.net do not give the company's board of directors any power to approve or disapprove stockholder nominations for the election of directors or proposals for action. However, the notice procedure may prevent a contest for the election of directors or the consideration of stockholder proposals. This could deter a third party from soliciting proxies to elect its own slate of directors or to approve its own proposal if the proper advance notice procedures are not followed, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to DSL.net and its stockholders.

     DELAWARE GENERAL CORPORATION LAW. DSL.net's certificate of incorporation authorizes the board of directors, when considering a tender offer or merger or acquisition proposal, to take into account factors in addition to potential economic benefits to stockholders. Such factors may include:

     o the interests of DSL.net's stockholders, including the possibility that these interests might be best served by the continued independence of DSL.net;

     o    whether the proposed transaction might violate Federal or state laws;

     o the consideration being offered in the proposed transaction in relation to the then current market price for DSL.net's outstanding capital stock, as well as in relation to the market price for DSL.net's capital stock over a period of years, the estimated price that might be achieved in a negotiated sale of DSL.net as a whole or in part or through orderly liquidation, the premiums over a market price for the securities of other corporations in similar transactions, current political, economic and other factors bearing on securities prices and DSL.net's financial condition and future prospects; and
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     o    the social, legal and economic effects upon employees, suppliers, customers, creditors and others having similar relationships with DSL.net, upon the communities in which the company conducts its business and upon the economy of the state, region and nation.

     The foregoing provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party acquiring, control of DSL.net.

     DSL.net is subject to Section 203 of the Delaware General Corporation Law that, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder. Section 203 does not apply if:

     o prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     o upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     o at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

The application of Section 203 may limit the ability of stockholders to approve a transaction that they may deem to be in their best interests.

          Section 203 defines "business combination" to include:

     o any merger or consolidation involving the corporation and the interested stockholder;

     o any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

     o subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
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     o    any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

     o the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Section 203 defines an "interested stockholder" as any entity or person who beneficially owns 15% or more of the outstanding voting stock of the corporation or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the past three years, and any entity or person associated with, affiliated with or controlling or controlled by such entity or person.

     LIMITATION OF LIABILITY. DSL.net's certificate of incorporation provides that no director or officer of DSL.net shall be personally liable to the company or to its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability:

     o for any breach of the director's duty of loyalty to DSL.net or its stockholders;

     o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     o under Section 174 of the Delaware General Corporation Law, relating to unlawful payment of dividends or unlawful stock purchase or redemption of stock; or

     o for any transaction from which the director derives an improper personal benefit.

     DSL.net's certificate of incorporation further provides for the indemnification of, and advancement of expenses to, the company's directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary. A principal effect of these provisions is to limit or eliminate the potential liability of DSL.net's directors and officers for monetary damages arising from breaches of their duty of care, subject to certain exceptions. These provisions may also shield directors and officers from liability under federal and state securities laws.